EATON & VAN WINKLE LLP
Three Park Avenue, 16th floor
New York, NY 10016

Vincent J. McGill	Direct Dial:
Partner	(212) 561-3629

December 10, 2009

Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 3561
100 F. Street, N.E.
Washington, D.C. 20549
Attn: H. Christopher Owings
Attn: Scott M. Anderegg

Re: China Organic Agriculture, Inc.
Amendment No. 5 to Form 10 Filed April 29, 2009
Form 10-K for Fiscal Year Ended December 31, 2008
Filed April 15, 2009
Form 10-K/A for the Fiscal Year Ended December 31, 2007
Filed April 29, 2009
Form 10-Q/A for the Quarterly Period Ended 9/30/08
Filed April 29, 2009
Form 8-K Filed January 15, 2009 File No. 0-52430

Ladies and Gentlemen:

On behalf of China Organic Agriculture, Inc. (the “Company”), we are writing in response to the above-referenced Comment Letter from the Commission’s Division of Corporate Finance (H. Christopher Owings, Assistant Director) to the Company.   The Company is filing herewith an amendment to the above-referenced filing on Form 10.  The Company intends to file amendments responsive to the balance of the filings referenced above as soon as practicable. This letter is limited to the comments received with respect to the filing on Form 10 and a letter will accompany each other filing when made.

The Amendment No. 6 to the Company’s Form 10 filed herewith, together with the Company’s responses provided herein, are intended to address only the Staff’s comments only with respect to the Form 10.  For ease of reference, each of the comments of the Staff is set forth below, together with the related response.

Amendment No. 5 to Form 10

1.
Please update the financial statements to comply with Rule 8-08 of Regulation 5- X. Please also update management's discussion and analysis of financial condition and results of operations and other information throughout the registration statement accordingly. In doing so, please address the following matters in respect of disclosures in Form 10-K filed April 15, 2009.

●	The adequacy of your disclosure of the transactions resulting in the gain on debt conversion reflected in the statements of income.

In reviewing the transaction whereby the Company acquired its interest in Dalian Baoshui District Huiming Trading Limited ("Dalian Huiming”) and the circumstances surrounding this debt forgiveness, the Company has determined that the better accounting treatment is to consider this relief of indebtedness an adjustment to the purchase price paid for the Company’s interest in Dalian Huiming and the financial statements have been revised accordingly.

The Company has also increased the disclosure regarding the gain resulting from the conversion of debt held by two shareholders, see, Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Other Income.

●	The accuracy of the amount of the minority interest in income of consolidated subsidiaries reported in the statements of cash flows.

Appropriate adjustments have been made to the Company’s financial statements in response to this comment.

●	Whether the decrease in cash from sale presented in cash flows from financing activities in the statements of cash flows should be presented in cash flows from investing activities,

The amount has been reclassified to cash flows from investing activities.

●	Whether you have adequately disclosed the transactions included in proceeds of sale in cash flows from financing activities in light of the information disclosed in the supplemental disclosures.

The accounting for the transaction which is the subject of this comment has been revised.  Disclosure regarding the transaction, which the Company believes is adequate, is contained in Notes 18 and 19 to the Consolidated Financial Statements as at December 31, 2008, and Notes 5 and 14 to the Consolidated Financial Statements as at September 30, 2009.

See also, the discussion in Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Cash Flow.

●	The clarity of your disclosure of related party transactions and cash proceeds from loans and advances disclosed in the statements of cash flows.

The statement of cash flows has been revised in response to this comment.

●	Whether you should present statements of stockholders' equity for each year presented.

Statements of stockholders equity have been presented for each year presented.

●	The adequacy of your disclosure of the terms of the sales agency agreement between FEW and Red Wine Saga Company and your income recognition policy.

The disclosure regarding the agreement with Red Wine Saga Company has been clarified and expanded, Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Other Income.

●	The basis in GAAP for the presentation of segment data in light of the disposition of ErMaPao and the guidance in paragraphs 34 — 35 of SFAS 131.

Segment data as presented no longer includes the discontinued ErMaPao operations.

●	Whether your disclosures related to the acquisition of FTZ complies with paragraphs 51.b„ 51.c., 52.c. and 54 — 55 of SFAS 141.

Disclosure intended to comply with paragraphs 51.b, 51.c, 52.c and 54 — 55 of SFAS 141 has been added to the Form 10, see in particular Note 12 to the Consolidated Financial Statements as at December 31, 2008, and Note 14 to the Consolidated Financial Statements as at September 30, 2009.

●	Whether your disclosure of discontinued operations, particularly in regard to revenues and pretax profit, complies with paragraph 47 of SFAS 144.

The disclosure regarding discontinued operations has been revised to comply with paragraph 47 of SFAS 144.

●	Whether you should present separate discussions of results of operations of continuing operations and discontinued operations to reflect the information presented in the financial statements.

The Company has presented separate discussions in response to this comment.

●	The clarity of your disclosure throughout the filing regarding financial data related to continuing operations and discontinued operations.

The Company has increased and clarified the disclosure throughout the report to distinguish between continued and discontinued operations.

If there are any questions or comments regarding the Amendment No.6 being filed herewith, please direct them to me at (212) 561 3604 or Mark Orenstein at (212) 561-3638, or fax them to me at (212) 779-9928, 9930 or 9931.  As noted above, the Company should be filing additional responsive amendments within the next week.

Sincerely,

/s/ Vincent J. McGill
Vincent J. McGill

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